Form 4

1.  Hough, William R.
    One Beach Drive S.E.  #1002
    St. Petersburg, FL  33701

2.  Republic Bancshares, Inc. (REPB)

3.  ###-##-####

4.  01/98

5.  08/96

6.  Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
2.  01/26/98
3.  Code G
4.  7950 (amount),   D,    25,125 (price)
5.  3,177,591	6. D	7.
       29,600	   I	     Spouse
       40,000	   I	     by Corporation (WRH Mortgage, Inc.)
        5,600	   I      by Corporation (Royal Palm)


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Convertible Preferred Stock - Series A
2.  88.00
3.
4.
5.
6.  12/1/94, None
7.  Common Stock
8.  88.00
9.  280,000	10.  D    	11.
    120,000      I	       Spouse
    200,000      I	       by Corporation (WRH Mortgage, Inc.)

1.  Common Stock
2.  8.00
3.
4.
5.
6.
7.
8.
9.  1,250
10.  D


  /s/  William R. Hough      2/4/98